August 18, 2015

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Late Filings of Form N-MFP by State Farm Mutual Fund Trust and State Farm Variable Product Trust

Dear Mr. Fox:

On July 29, 2015, you contacted me by telephone and asked that I explain to the United States Securities and Exchange Commission (the “Commission”) why the Money Market Fund of State Farm Mutual Fund Trust and the Money Market Fund of State Farm Variable Product Trust (together the “Money Market Funds”) filed their Forms N-MFP for the period ending May 31, 2015 late. The Forms N-MFP for the Money Market Funds for the period ending May 31, 2015 were required to be filed with the Commission by the end of the day on Friday, June 5, 2015, but the Forms N-MFP were not filed with the Commission until Monday, June 8, 2015, or one business day late.

State Farm Investment Management Corp. (“SFIMC”), a registered investment adviser and transfer agent, serves as the Money Market Funds’ investment adviser, administrator and transfer agent. SFIMC personnel prepare and file Form N-MFP on behalf of the Money Market Funds and use a checklist to ensure that the form is properly completed and timely filed. For the period ending May 31, 2015, SFIMC personnel prepared Forms N-MFP for the Money Market Funds in a timely manner, including completing the required checklist, but SFIMC personnel inadvertently failed to file the forms with the Commission by the end of the day on June 5, 2015. When on June 8, 2015 SFIMC personnel reviewed the Form N-MFP checklist for the period ending May 31, 2015, SFIMC personnel noticed that the box titled “File submitted to SEC” was not checked. On June 8, 2015, SFIMC verified that the forms had not been filed with the Commission on June 5, 2015 and proceeded to quickly file the Money Market Funds’ Forms N-MFP with the Commission on June 8, 2015.

SFIMC has taken steps to reduce the chance of the Money Market Funds filing Form N-MFP late. The persons responsible for submission, peer review and manager review of Form N-MFP have calendared reminders on the fifth business day of the month indicating that the Forms N-MFP for the Money Market Funds are due on that date. The existing Form N-MFP checklist will be routed to SFIMC personnel twice, once to validate the data on the Form N-MFP prior to submission and a second time to validate that the submission has been completed in a timely manner.

SFIMC regrets the error concerning the late filing of the Money Market Funds’ Forms N-MFP for the period ending May 31, 2015, and apologizes for any inconvenience this may have caused the Commission.

Please contact me at 309-766-1908 or david.moore.ct95@statefarm.com if you should have any questions concerning this letter.

Sincerely,

David Moore
Assistant Secretary
State Farm Mutual Fund Trust
State Farm Variable Product Trust